Wefunder Revenue Share Calculator – Inputs and Outputs

NOTE: The repayment projections below are forward-looking estimates. There is no guarantee of investor returns.

Please enter inputs in the orange cells	
Company name	Surf ATL
Tentative loan disbursal date	Jan 01, 2024
Total target loan amount	$50,000
Multiple for investors	5.00
% of revenues	5%
2024 revenue	$20,000
2025 revenue	$60,000
2026 revenue	$10,000,000
Projected annual growth rate	100%
Years to repay	2.50
"Interest" per year	160%

Quarterly view

Quarter	Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q1, 2024	2024	$5,000	$250	$250	$249,750
Q2, 2024	2024	$5,000	$250	$500	$249,500
Q3, 2024	2024	$5,000	$250	$750	$249,250
Q4, 2024	2024	$5,000	$250	$1,000	$249,000
Q1, 2025	2025	$15,000	$750	$1,750	$248,250
Q2, 2025	2025	$15,000	$750	$2,500	$247,500
Q3, 2025	2025	$15,000	$750	$3,250	$246,750
Q4, 2025	2025	$15,000	$750	$4,000	$246,000
Q1, 2026	2026	$2,500,000	$125,000	$129,000	$121,000
Q2, 2026	2026	$2,500,000	$121,000	$250,000	$0
Q3, 2026	2026	$2,500,000	$0	$250,000	$0
Q4, 2026	2026	$2,500,000	$0	$250,000	$0
Q1, 2027	2027	$5,000,000	$0	$250,000	$0
Q2, 2027	2027	$5,000,000	$0	$250,000	$0
Q3, 2027	2027	$5,000,000	$0	$250,000	$0
Q4, 2027	2027	$5,000,000	$0	$250,000	$0

Annual view

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2024	$20,000	$1,000	$1,000	$249,000
2025	$60,000	$3,000	$4,000	$246,000
2026	$10,000,000	$246,000	$250,000	$0
2027	$20,000,000	$0	$250,000	$0
2028	$40,000,000	$0	$250,000	$0
2029	$80,000,000	$0	$250,000	$0
2030	$160,000,000	$0	$250,000	$0
2031	$320,000,000	$0	$250,000	$0
2032	$640,000,000	$0	$250,000	$0
2033	$1,280,000,000	$0	$250,000	$0
2034	$2,560,000,000	$0	$250,000	$0
2035	$5,120,000,000	$0	$250,000	$0
2036	$10,240,000,000	$0	$250,000	$0
2037	$20,480,000,000	$0	$250,000	$0
2038	$40,960,000,000	$0	$250,000	$0
2039	$81,920,000,000	$0	$250,000	$0